Ballard Power Systems Inc.

News Release

Ballard Signs Long-Term Engineering Services Contract To Advance Volkswagen AG Fuel Cell Automotive Research Program

•	Expected contract value of C$60-100 million

For Immediate Release – March 6, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced signing of an agreement with Volkswagen Group (www.volkswagenag.com) for a major Engineering Services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is for 4-years, with an option for a 2-year extension. The expected contract value is in the range of C$60-100 million.

Dr. Juergen Leohold, Head of Group Research at Volkswagen AG said, “This research agreement with Ballard demonstrates our commitment to the development of clean energy fuel cell transportation alternatives. I anticipate accelerating our automotive fuel cell program as a result of this collaborative effort, which will bring together additional fuel cell skills and expertise in both organizations.”

Work will involve the design and manufacture of a next-generation fuel cell for use in Volkswagen HyMotion demonstration cars. Ballard engineers will lead critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with testing and integration work.

“The announcement of this research agreement with Volkswagen Group, a recognized global leader, is a major step for Ballard both strategically and financially,” said John Sheridan, Ballard President and CEO. “It represents a tremendous ramp-up in our Engineering Services business following the recent expiration of the five year automotive non-compete agreement. Ballard’s focus with Volkswagen in this new automotive fuel cell research program will parallel our continuing work in commercial fuel cell markets for backup power and material handling — enhancing product durability and performance while radically reducing product costs.”

Over the past several years, Ballard has made significant advances in its commercial fuel cell products, with average product cost reductions of 60% and increases in product durability. Sales of Ballard’s clean energy fuel cell products have also been accelerating, with a 30% cumulative annual growth rate (CAGR) in revenue since 2010.

Additional details regarding the agreement between Ballard and Volkswagen will be filed by Ballard in a Material Change Report which will be available on SEDAR at www.sedar.com.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning revenues, product development activities, anticipated product improvements and cost reductions. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com